UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

AUGUST 6, 2010

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

Interim financial report for the period 1 January 2010 to 30 June 2010

5 August 2010

Novo Nordisk increased operating profit by 19% in the first half of 2010
Sales growth of 14% driven by modern insulins and Victoza®

•	Sales increased by 14% in Danish kroner and by 11% in local currencies.
	o	Sales of modern insulins increased by 22% (19% in local currencies).
	o	Sales of NovoSeven® increased by 11% (9% in local currencies).
	o	Sales of Norditropin® increased by 8% (6% in local currencies).
	o	Sales in North America increased by 21% (20% in local currencies).
	o	Sales in International Operations increased by 17% (12% in local currencies).
•	Gross margin improved by 0.6 percentage points in Danish kroner to 80.5% in the first six months of 2010, primarily reflecting a positive product mix development.
•	Reported operating profit increased by 19% to DKK 9,423 million. Adjusted for the impact from currencies, operating profit in local currencies increased by around 15%.
•	Net profit increased by 21% to DKK 6,872 million. Earnings per share (diluted) increased by 25% to DKK 11.63.
•	The global roll-out of Victoza® is progressing well. In the US, Victoza® has now achieved 27% GLP-1 market share of total weekly prescriptions for the week ending 23 July 2010, and the product has also been launched in Japan and Canada.

•	In June 2010, Novo Nordisk announced that the enrolment of patients into the global phase 3a programme for Degludec and DegludecPlus has been completed.
•	The first phase 3a results for DegludecPlus in type 1 diabetes substantiate that DegludecPlus lowers blood glucose long-term whilst at the same time reducing hypoglycaemic events.
•	The guidance for 2010 has been raised; sales growth measured in local currencies is now expected to be 9–10%, and operating profit growth measured in local currencies is now expected to be 12–15%

Lars Rebien Sørensen, president and CEO: “The underlying business growth is solid, driven by our portfolio of modern insulins and Victoza®, and we therefore raise our guidance for 2010. We are also very encouraged by the continued progress within our pipeline including both new insulins, liraglutide for obesity and haemostasis projects.”

Company Announcement no 43 / 2010	Page 1 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement for the first half of 2010

The present unaudited interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2009 of Novo Nordisk. Furthermore, the interim financial report and Management’s review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2010. These IFRSs have not had a significant impact on the Group’s interim financial report.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			H1 2009
Profit and loss	H1 2010	H1 2009	to H1 2010

Sales	29,068	25,499	14%

Gross profit	23,409	20,381	15%
Gross margin	80.5%	79.9%

Sales and distribution costs	8,348	7,681	9%
Percent of sales	28.7%	30.1%

Research and development costs	4,565	3,593	27%
Percent of sales	15.7%	14.1%

Administrative expenses	1,456	1,372	6%
Percent of sales	5.0%	5.4%

Licence fees and other operating income	383	165	132%

Operating profit	9,423	7,900	19%
Operating margin	32.4%	31.0%

Net financials	(498)	(511)	(3%)
Profit before income tax	8,925	7,389	21%

Net profit	6,872	5,690	21%
Net profit margin	23.6%	22.3%

Other key numbers

Depreciation, amortisation and impairment losses	1,176	1,140	3%
Capital expenditure	1,412	970	46%

Cash flow from operating activities	8,456	6,756	25%
Free cash flow	6,853	5,688	20%

Total assets	57,048	51,246	11%
Equity	33,635	34,086	(1%)
Equity ratio	59.0%	66.5%

Average number of shares outstanding (million) – diluted	591.0	610.3	(3%)
Diluted earnings per share / ADR (in DKK)	11.63	9.32	25%

Full-time employees at the end of the period	29,364	27,998	5%

Company Announcement no 43 / 2010	Page 2 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments

Sales increased by 14% in Danish kroner and by 11% measured in local currencies. While growth was realised within both diabetes care and biopharmaceuticals, the primary growth contribution was derived from the modern insulins and Victoza®.

	Sales	Growth	Growth	Share of
	H1 2010	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Modern insulins	12,654	22%	19%	68%
– NovoRapid®	5,659	19%	17%	28%
– NovoMix®	3,718	16%	13%	14%
– Levemir®	3,277	33%	30%	26%
Human insulins	5,872	0%	(3%)	(6%)
Victoza®	666	-	-	23%
Protein-related products	1,086	11%	7%	3%
Oral antidiabetic products	1,349	(1%)	(3%)	(2%)
Diabetes care total	21,627	16%	13%	86%

The biopharmaceuticals segment
NovoSeven®	4,069	11%	9%	11%
Norditropin®	2,328	8%	6%	4%
Other products	1,044	1%	(3%)	(1%)
Biopharmaceuticals total	7,441	8%	6%	14%

Total sales	29,068	14%	11%	100%

Sales development by regions
In the first half of 2010, all regions contributed to growth measured in local currencies. North America was the main contributor with 63% share of growth measured in local currencies, followed by International Operations and Europe contributing 22% and 13%, respectively.

Diabetes care
Sales of diabetes care products increased by 16% measured in Danish kroner to DKK 21,627 million and by 13% in local currencies compared to the first half of 2009.

Modern insulins, human insulins and protein-related products
In the first half of 2010, sales of modern insulins, human insulins and protein-related products increased by 14% in Danish kroner to DKK 19,612 million and by 11% measured in local currencies compared to the same period last year, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader with 51% of the total insulin market and 46% of the modern insulin market, both measured in volume.

The sales growth is driven by the portfolio of modern insulins exhibiting steady sales growth globally. Sales of modern insulins increased by 22% in Danish kroner to DKK 12,654 million and by 19% in local currencies compared to the first half of 2009. All regions realised solid growth rates, with North America accounting for more than half of the growth, followed by

Company Announcement no 43 / 2010	Page 3 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

International Operations and Europe. Sales of modern insulins now constitute close to 70% of Novo Nordisk’s sales of insulin.

North America
Sales in North America increased by 21% in Danish kroner and by 19% in local currencies in the first six months of 2010, reflecting a continued solid market penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 36% of the modern insulin market, both measured in volume. Currently, around 41% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen®.

Europe
Sales in Europe increased by 6% measured in Danish kroner and by 4% in local currencies in the first six months of 2010, reflecting continued progress for the portfolio of modern insulins and declining human insulin sales. Novo Nordisk holds 54% of the total insulin market and 51% of the modern insulin market, both measured in volume. The device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales within International Operations increased by 20% in Danish kroner and by 15% in local currencies in the first six months of 2010. The main contributor to growth was sales of modern insulins, primarily in China. Sales of human insulins continue to add to overall growth in the region, also driven by China, although an unexpected delay in obtaining an insulin import licence in Russia reduced the growth of the region.

Japan & Korea
Sales in Japan & Korea increased by 3% measured in Danish kroner and decreased by 2% in local currencies in the first six months of 2010. The sales development reflects sales growth for all three modern insulins, NovoRapid®, NovoRapid Mix® 30 and Levemir®, countered by a decline in human insulin sales. In the challenging competitive environment, Novo Nordisk now holds 65% of the total insulin market in Japan and 57% of the modern insulin market, both measured in volume. The device penetration in Japan remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 666 million during the first half of 2010 reflecting solid market performance in Europe, the initial launch-related pipeline fill in the US, and re-ordering during the second quarter of 2010 in the US. The global launch progresses, and the product has now been made commercially available in 14 European countries as well as the US, Canada, Japan and three countries in International Operations.

NovoNorm®/Prandin® (oral antidiabetic products)
In the first half of 2010, sales of oral antidiabetic products decreased by 1% in Danish kroner to DKK 1,349 million and by 3% in local currencies compared to the same period in 2009. The sales development primarily reflects lower sales in Europe due to generic competition in Germany.

Company Announcement no 43 / 2010	Page 4 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Biopharmaceuticals
In the first half of 2010, sales of biopharmaceutical products increased by 8% measured in Danish kroner to DKK 7,441 million and by 6% measured in local currencies compared to the first half of 2009.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 11% in Danish kroner to DKK 4,069 million and by 9% in local currencies compared to the first half of 2009. Sales growth for NovoSeven® was primarily realised in North America, secondarily in Japan & Korea. The sales growth for NovoSeven® is however impacted by the loss of the predominant part of the federal tender for recombinant FVIIa in Russia.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 8% measured in Danish kroner to DKK 2,328 million and by 6% measured in local currencies compared to the first half of 2009. Growth in local currencies was realised in all regions with International Operations having the highest growth rate. Novo Nordisk remains the second-largest company in the global growth hormone market with a 25% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 1% in Danish kroner to DKK 1,044 million and decreased by 3% in local currencies. This development primarily reflects continued sales progress for the low-dose version of Vagifem®, a topical oestrogen product, countered by generic competition to Activelle®, Novo Nordisk’s continuous-combined HRT product.

Development in costs
The cost of goods sold was DKK 5,659 million in the first half of 2010 representing a gross margin of 80.5% compared to 79.9% in the same period of 2009. This primarily reflects a favourable product mix impact due to increased sales of modern insulins and Victoza®.

In the first half of 2010, total non-production-related costs increased by 14% to DKK 14,369 million compared to the same period last year.

Sales and distribution costs increased by 9% to DKK 8,348 million primarily reflecting the launch costs of Victoza® in Europe and in the US, as well as a continued expansion of the global sales force.

Research and development costs increased by 27% to DKK 4,565 million primarily reflecting the ongoing phase 3 programme for the new generation of insulins, Degludec and DegludecPlus.

Licence fees and other operating income constituted DKK 383 million in the first half of 2010 compared to DKK 165 million in the same period of 2009. The development reflects a sustainable higher level of licence fees as well as a non-recurring income of approximately DKK 100 million related to a patent settlement during the first quarter of 2010.

Company Announcement no 43 / 2010	Page 5 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Net financials
Net financials showed a net expense of DKK 498 million in the first half of 2010 compared to a net expense of DKK 511 million in the same period of 2009.

For the first half of 2010, the foreign exchange result was an expense of DKK 460 million compared to an expense of DKK 501 million in the first half of 2009. This development reflects losses on foreign exchange hedging of especially US dollars due to the appreciation versus the Danish krone. In accordance with Novo Nordisk’s accounting practices, foreign exchange hedging losses of around DKK 2,400 million have, as per 30 June 2010, been deferred for future income recognition in the second half of 2010 and in 2011 as the hedged operating cash flows are materialising.

Also included in net financials is the result from associated companies with an income of DKK 61 million primarily related to an accounting gain in relation to the public offering by ZymoGenetics, Inc. in January 2010. In the same period of 2009, the result from associated companies was an expense of DKK 46 million.

Key developments in the second quarter of 2010
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

The sales in the second quarter of 2010 increased by 18% to DKK 15,394 million and by 11% in local currencies compared to the same period in 2009. The growth is driven by the modern insulins, Victoza® and NovoSeven® whereas North America and International Operations represented the majority of the growth in a geographic perspective. Victoza® sales in the second quarter of 2010 were primarily driven by sales in Europe supported by re-ordering in the US.

The gross margin increased to 80.7% in the second quarter of 2010 compared to 79.9% in the same period last year. The increase is primarily driven by a favourable product mix.

Sales and distribution costs increased by 14% for the second quarter of 2010 compared to the same period last year, primarily driven by Victoza® launch costs and sales force expansions in Japan, Europe and International Operations.

Research and development costs increased by 32% in the second quarter of 2010 compared to the same period last year, primarily driven by the phase 3 development programme for Degludec and DegludecPlus.

Licence fees and other operating income increased by 104% to DKK 159 million driven by recurring licence fee income related to intellectual property rights.

Reported operating profit increased by 23% in the second quarter of 2010 compared to the same period last year, and by 11% in local currencies. This primarily reflects the sales growth and the improvement in gross margin countered by the increase in research and development costs.

The free cash flow increased by 67% in the second quarter of 2010 compared to the same period last year driven by a higher net profit level. The cash to earnings ratio was 97% in the second quarter of 2010.

Company Announcement no 43 / 2010	Page 6 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Outlook for 2010

The current expectations for 2010 are summarised and compared to the previous expectations in the table below (changes highlighted in bold and italics):

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	5 August 2010	27 April 2010

Sales growth
- in local currencies	9–10%	7–10%
- as reported	Around 6 percentage points	Around 3 percentage points
	higher	higher

Operating profit growth
- underlying	12–15%	More than 10%
- as reported	Around 11 percentage	Around 6 percentage points
	points higher	higher

Net financial expense	Around DKK 1,750 million	Around DKK 700 million

Effective tax rate	Approximately 23%	Approximately 23%

Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion

Depreciation, amortisation and
impairment losses	Around DKK 2.7 billion	Around DKK 2.7 billion

Free cash flow	Close to DKK 13 billion	More than DKK 12 billion

Novo Nordisk now expects sales growth in 2010 of 9–10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care, including continued global roll-out of Victoza®, and biopharmaceuticals as well as expectations of continued intense competition, potential generic competition to NovoNorm®/Prandin® and an impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 6 percentage points higher than measured in local currencies.

For 2010, growth in operating profit is now expected to be 12–15% measured in local currencies, primarily driven by the increase in sales growth expectations. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be 11 percentage points higher than measured in local currencies.

For 2010, Novo Nordisk now expects a net financial expense of around DKK 1,750 million. The current expectation primarily reflects losses on foreign exchange hedging contracts. Foreign exchange hedging losses of approximately DKK 550 million are currently expected to be deferred for future income recognition in 2011 when the hedged operating cash flows will be realised.

The effective tax rate for 2010 is still expected to be maintained around 23%.

Capital expenditure is still expected to be around DKK 3.5 billion in 2010, primarily related to investments in the new insulin formulation and filling plant in China and a new disposable device capacity in Denmark. Expectations for depreciations, amortisation and impairment losses are still around DKK 2.7 billion whereas free cash flow is now expected to be close to DKK 13 billion.

Company Announcement no 43 / 2010	Page 7 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2010 and that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone during 2010. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 580 million	14
JPY	DKK 150 million	14
CNY	DKK 100 million	14*
GBP	DKK 80 million	11
CAD	DKK 40 million	6

*USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care
At the annual meeting of the American Diabetes Association (ADA) held in Orlando, Florida in June this year, Novo Nordisk presented phase 2 data demonstrating the efficacy, tolerability and safety profiles of Degludec and DegludecPlus.

During the ADA, Novo Nordisk also announced that patient recruitment in the global phase 3a programme for Degludec and DegludecPlus had been completed. The programme, intended to enable regulatory filing in the US, EU and Japan, involves more than 9,000 patients in 17 clinical trials.

The first phase 3a study, out of five studies with DegludecPlus, has now been completed. In the study, a randomised, controlled trial conducted globally, people with type 1 diabetes were either treated with DegludecPlus once daily and NovoRapid® twice daily or Levemir® in accordance with the label and NovoRapid® three times daily. The primary objective of confirming HbA1c non-inferiority in this treat-to-target study was accomplished, with HbA1c decreasing from 8.3% to 7.6% in both treatment arms while reducing the number of daily injections when using DegludecPlus. Importantly, the rate of confirmed hypoglycaemia, defined as the need for third-party assistance or plasma glucose level below 3.1 mmol/l, was reduced overall and by more than a third during the night for the DegludecPlus group. People treated with DegludecPlus and NovoRapid® gained on average slightly more weight than those in the comparator group. The safety profile of DegludecPlus was confirmed and DegludecPlus was generally well tolerated.

Novo Nordisk expects to announce the key results of the remaining 16 phase 3a trials during 2010 and 2011 when trials have been completed and analysed.

Novo Nordisk has reviewed six-month data from a 1,000 patient-sized phase 3b study investigating the effect of adding Levemir® to metformin plus Victoza® treatment in people

Company Announcement no 43 / 2010	Page 8 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

with type 2 diabetes. Patients were randomised to continued Victoza® treatment or to Victoza® plus Levemir® treatment if their HbA1c level was not below 7% after 12 weeks of treatment with Victoza® plus metformin. The trial revealed a significant improvement in glycaemic control in the metformin plus Victoza® plus Levemir® treatment group with 43.1% of previously inadequately treated subjects reaching HbA1c less than 7%. Furthermore, the initial mean body weight loss of 3.5 kg achieved during metformin plus Victoza® combination treatment was maintained with an observed additional mean weight loss of 0.2kg over the following six months with Levemir® added. The majority of patients who were not randomised to treatment because they reached HbA1c target on metformin plus Victoza® alone experienced a mean weight loss of 4.8kg from run-in to end of the study period. No major hypoglycaemic events were observed, and the overall rate of minor hypoglycaemia amongst patients treated with metformin plus Victoza® plus Levemir® was very low. The study demonstrated that the profile of Victoza® plus Levemir® combined is safe, generally well tolerated and clinically efficacious. The trial data are intended for label update purposes.

Novo Nordisk has initiated a phase 1 study in healthy people with an ultra-fast-acting insulin analogue, intended to provide faster onset of action than the currently available fast-acting insulin analogues.

Biopharmaceuticals
A phase 2 trial evaluating the safety, pharmacokinetics and efficacy of NN1731, an ultra-fast-acting recombinant factor VIIa analogue, in treatment of joint bleeds in haemophilia A or B patients with inhibitors has been completed. The trial found that NN1731 has a safe profile for all doses investigated, the ultra-fast-acting profile was confirmed, and NN1731 was efficacious in stopping joint bleeds. Further, all efficacy parameters tested trended favourably for the highest dose of NN1731 compared to NovoSeven®. The control arm confirmed the efficacy and safety profile of NovoSeven® as observed in previous clinical studies. Based on the positive phase 2 trial results, the pivotal phase 3 trial programme for NN1731 is currently being designed.

A pivotal phase 3 trial in factor XIII congenital deficiency, investigating a recombinant FXIII compound, has been finalised. Factor XIII congenital deficiency is a rare bleeding disorder with about 600 diagnosed patients worldwide. This genetic disorder affects both genders and all ethnic backgrounds, and is usually diagnosed at birth. The phase 3 trial enrolled 41 patients for a one-year treatment regimen. The trial proved that recombinant FXIII has a safe profile when administered as prophylactic, monthly replacement therapy to patients with congenital factor XIII deficiency. Compared to a historic control group of individuals who did not receive prophylactic infusions, treatment with monthly injections with recombinant FXIII significantly decreased the annual number of bleeding episodes requiring treatment. Novo Nordisk expects to file for marketing authorisation with the regulatory authorities in the US and EU in the first half of 2011.

Equity
Total equity was DKK 33,635 million at the end of the first half of 2010, equal to 59.0% of total assets, compared to 65.3% at the end of 2009. The equity at 30 June 2010 was negatively impacted by DKK 1.8 billion related to the value of currency hedging contracts net of tax accrued for future income recognition. Please refer to appendix 5 for further elaboration of changes in equity in the first half of 2010.

Company Announcement no 43 / 2010	Page 9 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Reduction of share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 24 March 2010, approved a 3.2% reduction in the total share capital by cancellation of 20,000,000 treasury B shares of DKK 1 at a nominal value of DKK 20,000,000. The reduction was executed on 28 June 2010, and Novo Nordisk’s share capital now amounts to DKK 600,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 492,512,800.

Treasury shares and share repurchase programme
On 27 April 2010, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003 (The Safe Harbour Regulation), with J.P. Morgan Securities Ltd. as lead manager. The purpose of the programme was a reduction of the company’s share capital. Under the programme Novo Nordisk has repurchased B shares for an amount of DKK 2.5 billion in the period from 27 April 2010 to 3 August 2010. The programme was concluded on 3 August 2010.

As per 3 August 2010, Novo Nordisk A/S and its wholly-owned affiliates owned 19,932,082 of its own B shares, corresponding to 3.3% of the total share capital.

Based on the improved outlook for free cash flow generation in 2010, the Board of Directors has approved a DKK 1 billion expansion of the 2010 share repurchase programme to DKK 8.5 billion. Novo Nordisk has in 2010 repurchased shares under the Safe Harbour rules for an amount of DKK 4.5 billion.

Sustainability update

People
During the first half of 2010, Novo Nordisk hired 555 full-time equivalent employees compared to 1,423 in the same period last year. Novo Nordisk had 29,364 full-time equivalent employees on 30 June 2010 compared to 27,998 on 30 June 2009.

Haemophilia study documents unmet needs of patients
Novo Nordisk presented the preliminary findings of HERO (Haemophilia Experiences, Results and Opportunities), an international survey into the psychological and social effects of haemophilia, at the World Federation of Hemophilia Congress in Buenos Aires, Argentina, on 11 July 2010. The first phase of the study includes interviews with 150 people with haemophilia, caregivers and healthcare professionals in seven countries. When completed in 2011, the full inquiry will include responses from over 1,300 people from 12 countries, and will be the largest international study ever into the social and psychological aspects of life with haemophilia. Novo Nordisk intends to use these findings to address unmet patient needs.

Legal update
As of 4 August 2010, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 50 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 64 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have

Company Announcement no 43 / 2010	Page 10 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

any trials scheduled in 2010. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

As previously announced, Novo Nordisk is involved in an ongoing patent infringement dispute with Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s application to market a generic version of Prandin® (repaglinide) in the US. On 14 April 2010, the Court of Appeals for the Federal Circuit in Washington D.C., US, decided in favour of Novo Nordisk, allowing Novo Nordisk to retain its current Use Code describing the therapeutic use for Prandin®. Subsequently, Caraco filed a petition with the Federal Circuit on 14 May 2010 requesting a rehearing and reconsideration, which the Federal Circuit denied on 29 July 2010. Caraco will, as a consequence of the Use Code, be required by the FDA to amend its label to include the repaglinide–metformin combination. Pursuant to an earlier stipulation between the parties, Caraco has conceded infringement if the combined use is included in its label. The validity trial regarding Novo Nordisk’s U.S. Patent No. 6,677,358 (‘358 patent), which is directed toward the Prandin®/metformin combination, is now scheduled to resume in August 2010.

Financial calendar

27 October 2010	Financial results for the first nine months of 2010
2 February 2011	Financial results for 2010

Conference call details
At 13.00 CET today, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2009 and Form 20-F, both filed with the SEC in February 2010, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
-	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
-	statements of future economic performance, future actions and outcome of contingencies such as legal proceedings
-	statements of the assumptions underlying or relating to such statements.

Company Announcement no 43 / 2010	Page 11 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

In this document, examples of forward-looking statements can be found under the headings ‘Outlook for 2010’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 40–42 of the Annual Report 2009 available on the company’s website (novonordisk.com).

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 43 / 2010	Page 12 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim financial report of Novo Nordisk A/S for the first half of 2010. The interim financial report has not been audited or reviewed by the company’s independent auditors.

The interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2009 of Novo Nordisk. Furthermore, the interim financial report and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the interim financial report is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd 5 August 2010

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
CoS	COO	CSO

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Pamela J Kirby

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 43 / 2010	Page 13 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
krop@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

In North America:	In North America
Sean Clements	Hans Rommer
Tel: (+1) 609 514 8316	Tel: (+1) 609 919 7937
secl@novonordisk.com	hrmm@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company Announcement no 43 / 2010	Page 14 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

							% change
	2010		2009				Q2 2010 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2009

Sales	15,394	13,674	13,062	12,517	13,001	12,498	18%
Gross profit	12,425	10,984	10,427	9,832	10,391	9,990	20%
Gross margin	80.7%	80.3%	79.8%	78.5%	79.9%	79.9%
Sales and distribution costs	4,364	3,984	4,237	3,502	3,837	3,844	14%
Percent of sales	28.3%	29.1%	32.4%	28.0%	29.5%	30.8%
Research and development costs	2,434	2,131	2,387	1,884	1,849	1,744	32%
Percent of sales	15.8%	15.6%	18.3%	15.1%	14.2%	14.0%
Administrative expenses	745	711	726	666	693	679	8%
Percent of sales	4.8%	5.2%	5.6%	5.3%	5.3%	5.4%
Licence fees and other operating income (net)	159	224	142	34	78	87	104%
Operating profit	5,041	4,382	3,219	3,814	4,090	3,810	23%
Operating margin	32.7%	32.0%	24.6%	30.5%	31.5%	30.5%
Share of profit/(loss) in associated companies	(4)	65	(2)	(7)	(11)	(35)	(64%)
Financial income	146	65	58	9	166	142	(12%)
Financial expenses	575	195	283	209	361	412	59%
Profit before income taxes	4,608	4,317	2,992	3,607	3,884	3,505	19%
Net profit	3,548	3,324	2,323	2,755	2,991	2,699	19%
Depreciation, amortisation and impairment losses	595	581	754	657	533	607	12%
Capital expenditure	744	668	935	726	557	413	34%
Cash flow from operating activities	4,225	4,231	3,583	5,039	2,608	4,148	62%
Free cash flow	3,444	3,409	2,402	4,242	2,062	3,626	67%
Total assets	57,048	54,155	54,742	52,589	51,246	50,205	11%
Total equity	33,635	32,916	35,734	34,874	34,086	31,345	(1%)
Equity ratio	59.0%	60.8%	65.3%	66.3%	66.5%	62.4%
Full-time employees at the end of the period	29,364	29,154	28,809	28,497	27,998	27,429	5%
Basic earnings per share (in DKK)	6.07	5.66	3.95	4.62	4.96	4.44	22%
Diluted earnings per share (in DKK)	6.02	5.61	3.92	4.58	4.91	4.41	23%
Average number of shares outstanding (million)	584.0	587.6	589.9	596.4	603.1	607.4	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	588.9	593.0	595.2	601.4	607.9	612.7	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	6,792	5,862	5,655	5,325	5,414	4,990	25%
Human insulins	3,099	2,773	2,685	2,747	2,879	3,004	8%
Victoza®	296	370	59	28	-	-	-
Protein-related products	583	503	569	519	492	484	18%
Oral antidiabetic products (OAD)	704	645	636	650	675	691	4%
Diabetes care total	11,474	10,153	9,604	9,269	9,460	9,169	21%
NovoSeven®	2,155	1,914	1,742	1,651	1,874	1,805	15%
Norditropin®	1,245	1,083	1,171	1,074	1,122	1,034	11%
Hormone replacement therapy	450	443	460	440	435	409	3%
Other products	70	81	85	83	110	81	(36%)
Biopharmaceuticals total	3,920	3,521	3,458	3,248	3,541	3,329	11%
Sales by geographic regions:
North America	5,988	5,221	4,510	4,527	4,710	4,532	27%
Europe	4,671	4,432	4,594	4,376	4,375	4,195	7%
International Operations	3,296	2,865	2,656	2,447	2,661	2,607	24%
Japan & Korea	1,439	1,156	1,302	1,167	1,255	1,164	15%
Segment operating profit:
Diabetes care	3,033	2,554	1,720	2,286	2,333	2,171	30%
Biopharmaceuticals	2,008	1,828	1,499	1,528	1,757	1,639	14%

Company Announcement no 43 / 2010	Page 15 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Statement of comprehensive income

	H1	H1	Q2	Q2
DKK million	2010	2009	2010	2009

Income statement
Sales	29,068	25,499	15,394	13,001
Cost of goods sold	5,659	5,118	2,969	2,610

Gross profit	23,409	20,381	12,425	10,391

Sales and distribution costs	8,348	7,681	4,364	3,837
Research and development costs	4,565	3,593	2,434	1,849
Administrative expenses	1,456	1,372	745	693
Licence fees and other operating income (net)	383	165	159	78

Operating profit	9,423	7,900	5,041	4,090

Share of profit or loss of associated companies, net of tax	61	(46)	(4)	(11)
Financial income	211	308	146	166
Financial expenses	770	773	575	361

Profit before income taxes	8,925	7,389	4,608	3,884

Income taxes	2,053	1,699	1,060	893

NET PROFIT	6,872	5,690	3,548	2,991

Basic earnings per share (DKK)	11.73	9.40	6.07	4.96
Diluted earnings per share (DKK)	11.63	9.32	6.02	4.91

Segment Information

Segment sales:
Diabetes care	21,627	18,629	11,474	9,460
Biopharmaceuticals	7,441	6,870	3,920	3,541
Segment operating profit:
Diabetes care	5,587	4,504	3,033	2,333
Operating margin	25.8%	24.2%	26.4%	24.7%
Biopharmaceuticals	3,836	3,396	2,008	1,757
Operating margin	51.6%	49.4%	51.2%	49.6%

Total segment operating profit	9,423	7,900	5,041	4,090

Statement of comprehensive income

Net profit for the period	6,872	5,690	3,548	2,991
Other comprehensive income:
Gains and losses arising from translating the financial statement of
foreign operations and re-measuring available-for-sale financial assets	413	328	277	165
Adjustment of cash flow hedges for the year	(2,810)	887	(1,716)	955
Share of other comprehensive income of associated companies	8	9	6	1
Other	(7)	(15)	(35)	(1)
Income taxes relating to other comprehensive income	851	(30)	582	(51)

Other comprehensive income for the period, net of tax	(1,545)	1,179	(886)	1,069

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	5,327	6,869	2,662	4,060

Company Announcement no 43 / 2010	Page 16 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Balance sheet

DKK million	30 Jun 2010	31 Dec 2009

ASSETS

Intangible assets	1,190	1,037
Property, plant and equipment	20,060	19,226
Investments in associated companies	283	176
Deferred income tax assets	1,592	1,455
Other non-current financial assets	143	182

TOTAL NON-CURRENT ASSETS	23,268	22,076

Inventories	10,046	10,016
Trade receivables	8,660	7,063
Tax receivables	652	799
Other current assets	2,440	1,962
Marketable securities and financial derivatives	591	1,530
Cash at bank and in hand	11,391	11,296

TOTAL CURRENT ASSETS	33,780	32,666

TOTAL ASSETS	57,048	54,742

EQUITY AND LIABILITIES

Share capital	600	620
Treasury shares	(18)	(32)
Retained earnings	33,887	34,435
Other reserves	(834)	711

TOTAL EQUITY	33,635	35,734

Non-current debt	1,018	970
Deferred income tax liabilities	2,322	3,010
Retirement benefit obligations	557	456
Provisions for other liabilities	1,228	1,157

Total non-current liabilities	5,125	5,593

Current debt and financial instruments	3,268	418
Trade payables	2,355	2,242
Tax payables	613	701
Other current liabilities	7,428	6,813
Provisions for other liabilities	4,624	3,241

Total current liabilities	18,288	13,415

TOTAL LIABILITIES	23,413	19,008

TOTAL EQUITY AND LIABILITIES	57,048	54,742

Company Announcement no 43 / 2010	Page 17 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flow

DKK million	H1 2010	H1 2009

Net profit	6,872	5,690

Adjustment for non-cash items:
Income taxes	2,053	1,699
Depreciation, amortisation and impairment losses	1,176	1,140
Interest income and interest expenses	76	(73)
Other adjustment	1,416	19
Income taxes paid	(1,782)	(1,025)
Interest received	142	212
Interest paid	(199)	(59)

Cash flow before change in working capital	9,754	7,603

(Increase)/decrease in trade receivables and other current assets	(2,075)	(871)
(Increase)/decrease in inventories	(30)	(289)
Increase/(decrease) in trade payables and other current liabilities	728	249
Exchange rate adjustment	79	64

Cash flow from operating activities	8,456	6,756

Purchase of intangible assets and non-current financial assets	(191)	(116)
Proceeds from sale of property, plant and equipment	2	2
Purchase of property, plant and equipment	(1,414)	(972)
Net change in marketable securities (maturity exceeding three months)	500	-
Dividend received	-	18

Cash flow from investing activities	(1,103)	(1,068)

Repayment of non-current debt	-	-
Purchase of treasury shares	(3,464)	(2,289)
Proceeds from sale of treasury shares	314	73
Dividends paid to the Company´s owners	(4,400)	(3,650)

Cash flow from financing activities	(7,550)	(5,866)

NET CASH FLOW	(197)	(178)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	80	23

Net change in cash and cash equivalents	(117)	(155)

Cash and cash equivalents at the beginning of the period	11,034	8,726

Cash and cash equivalents at the end of the period	10,917	8,571

Additional information:
Cash and cash equivalents at the end of the period	10,917	8,571
Bonds with original term to maturity exceeding three months	522	1,016
Undrawn committed credit facilities	4,469	7,447

FINANCIAL RESOURCES AT THE END OF THE PERIOD	15,908	17,034

Cash flow from operating activities	8,456	6,756
+ Cash flow from investing activities	(1,103)	(1,068)
- Net change in marketable securities (maturity exceeding three months)	500	-

FREE CASH FLOW	6,853	5,688

Company Announcement no 43 / 2010	Page 18 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

				Other reserves

						Tax and
				Exchange	Deferred gain/	other
	Share	Treasury	Retained	rate adjust	loss on cash flow	adjust-
DKK million	capital	shares	earnings	ments	hedges	ments	Total

H1 2010
Balance at the beginning of the period	620	(32)	34,435	271	393	47	35,734
Total comprehensive income for the period			6,872	413	(2,810)	852	5,327
Dividends			(4,400)				(4,400)
Share-based payment			124				124
Reduction of the B share capital	(20)	20					-
Purchase of treasury shares		(8)	(3,456)				(3,464)
Sale of treasury shares		2	312				314

Balance at the end of the period	600	(18)	33,887	684	(2,417)	899	33,635

At the end of the year proposed dividends (declared in 2010) of DKK 4,400 million (7.50 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves

						Tax and
				Exchange	Deferred gain/	other
	Share	Treasury	Retained	rate adjust	loss on cash flow	adjust-
DKK million	capital	shares	earnings	ments	hedges	ments	Total

H1 2009
Balance at the beginning of the period	634	(26)	33,433	(256)	(859)	53	32,979
Total comprehensive income for the period			5,690	328	888	(37)	6,869
Dividends			(3,650)				(3,650)
Share-based payment			104				104
Reduction of the B share capital	(14)	14					-
Purchase of treasury shares		(9)	(2,280)				(2,289)
Sale of treasury shares		1	72				73

Balance at the end of the period	620	(20)	33,369	72	29	16	34,086

At the end of the year proposed dividends (declared in 2009) of DKK 3,650 million (6.00 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

Company Announcement no 43 / 2010	Page 19 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Quarterly numbers in EUR /
Supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

							% change
	2010		2009				Q2 2010 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2009

Sales	2,069	1,837	1,756	1,681	1,746	1,677	18%
Gross profit	1,669	1,476	1,401	1,321	1,395	1,341	20%
Gross margin	80.7%	80.3%	79.8%	78.5%	79.9%	79.9%
Sales and distribution costs	587	535	570	471	515	516	14%
Percent of sales	28.3%	29.1%	32.4%	28.0%	29.5%	30.8%
Research and development costs	327	286	321	253	248	234	32%
Percent of sales	15.8%	15.6%	18.3%	15.1%	14.2%	14.0%
Administrative expenses	99	96	97	90	93	91	8%
Percent of sales	4.8%	5.2%	5.6%	5.3%	5.3%	5.4%
Licence fees and other operating income (net)	21	30	19	5	10	12	104%
Operating profit	677	589	432	512	549	512	23%
Operating margin	32.7%	32.0%	24.6%	30.5%	31.5%	30.5%
Share of profit/(loss) in associated companies	(1)	9	-	(1)	(1)	(5)	(64%)
Financial income	19	9	8	2	22	19	(12%)
Financial expenses	76	27	38	28	49	55	59%
Profit before income taxes	619	580	402	485	521	471	19%
Net profit	476	447	312	370	402	362	19%
Depreciation, amortisation and impairment losses	80	78	102	88	72	81	12%
Capital expenditure	100	90	125	98	75	55	34%
Cash flow from operating activities	568	568	481	677	350	557	62%
Free cash flow	463	458	323	569	277	487	67%
Total assets	7,659	7,274	7,356	7,064	6,881	6,741	11%
Total equity	4,515	4,421	4,802	4,685	4,577	4,208	(1%)
Equity ratio	59.0%	60.8%	65.3%	66.3%	66.5%	62.4%
Full-time employees at the end of the period	29,364	29,154	28,809	28,497	27,998	27,429	5%
Basic earnings per share (in EUR)	0.82	0.76	0.53	0.62	0.66	0.60	22%
Diluted earnings per share (in EUR)	0.81	0.75	0.52	0.62	0.66	0.59	23%
Average number of shares outstanding (million)	584.0	587.6	589.9	596.4	603.1	607.4	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	588.9	593.0	595.2	601.4	607.9	612.7	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	913	787	759	715	727	670	25%
Human insulins	418	372	361	369	387	403	8%
Victoza®	39	50	8	4	-	-	-
Protein-related products	78	68	76	70	66	65	18%
Oral antidiabetic products (OAD)	94	87	86	87	90	93	4%
Diabetes care total	1,542	1,364	1,290	1,245	1,270	1,231	21%
NovoSeven®	290	257	234	222	252	242	15%
Norditropin®	168	145	158	144	150	139	11%
Hormone replacement therapy	60	60	62	59	58	55	3%
Other products	9	11	12	11	16	10	(36%)
Biopharmaceuticals total	527	473	466	436	476	446	11%
Sales by geographic regions:
North America	804	702	606	607	633	608	27%
Europe	628	595	618	588	587	563	7%
International Operations	443	385	357	329	357	350	24%
Japan & Korea	194	155	175	157	169	156	15%
Segment operating profit:
Diabetes care	408	343	230	307	314	291	30%
Biopharmaceuticals	269	246	202	205	235	221	14%

Company Announcement no 43 / 2010	Page 20 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Key currencies assumptions /
Supplementary information

DKK per 100	2009 average	Exchange rates as	YTD 2010 average	Current exchange
	exchange rates	of 30 June 2010	exchange rates as	rate as of 2 August
			of 2 August 2010	2010

USD	536	607	565	570
JPY	5.73	6.85	6.22	6.58
GBP	836	911	861	902
CNY	78	90	83	84
CAD	470	578	546	557

Company Announcement no 43 / 2010	Page 21 of 21
Interim financial report for the period 1 January 2010 to 30 June 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: AUGUST 6, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer